GCA SAVVIAN ADVISORS, LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	20,127,981
Accounts receivable, net		987,678
Due from affiliates		1,006,764
Deferred tax asset		967,416
Prepaid expenses		328,943
Investment		114,796
Total assets	$	23,533,578

Liabilities and Member's Equity

Accounts payable	$	359,438
Accrued compensation		7,269,043
Due to affiliate		438,853
Deferred revenue		644,792
Deferred rent		925,919
Other accrued liabilities		874,309
Total liabilities		10,512,354
Commitments and contingencies (Note 6)		
Member's equity		13,021,224
Total liabilities and member's equity	$	23,533,578

See accompanying notes to the financial statements.